EXHIBIT (1)

This document has been translated from the Japanese original for reference purposes only.  In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.  The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

The shares to be issued in connection with this merger are securities of a non U.S. company.  The merger is subject to disclosure requirements of Japan that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights, or to pursue any claim you may have, under the federal securities laws of the United States, since the issuer is located in Japan, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

(Translation)
June 5, 2009

Dear Sirs:

Company Name:	eAccess Ltd.
Name of Representative:	Koji Fukata, Representative Director and President
(Code Number:	9427, First Section of Tokyo Stock Exchange)
Contact Information:	Takashi Igarashi, Head of Public Relations Division
(Telephone Number:	+81-3-3588-7690)

Company Name:	ACCA Networks Co., Ltd.
Name of Representative:	Isamu Suyama, Representative Director and President
(Code Number:	3764, JASDAQ)
Contact Information:	Seiichi Honda, Department Manager, Finance & Accounting
(Telephone Number:	+81-3-3588-7199)

Notice Concerning Determination of Merger Ratio

As announced in the “Notice Concerning Merger of eAccess and ACCA” dated February 12, 2009, eAccess Ltd. (“eAccess”) and ACCA Networks Co., Ltd. (“ACCA”) executed a merger agreement (the “Merger Agreement”) on February 12, 2009 in connection with the merger by absorption (the “Merger”) in which eAccess would become the surviving company and ACCA would be dissolved.  We hereby announce that the merger ratio was calculated pursuant to the Merger Agreement and determined in the following manner.

1. Merger Ratio

	eAccess （Surviving Company）	ACCA （Company to be Dissolved）
Merger Ratio	1	1.54

2. Details of Merger Ratio

Upon the merger, eAccess will allot common shares of eAccess to the final shareholders of record of ACCA (excluding eAccess, ACCA and shareholders of ACCA who claim for repurchase of shares held by them pursuant to the provisions of Article 785 of the Company Law) as of the day immediately preceding the effective date (scheduled for June 25th, 2009).  The number of common shares of eAccess to be allotted was obtained by multiplying the number of common shares of ACCA held by the relevant shareholder by the Merger Ratio of 1.54.

The Merger Ratio was calculated using the following formula, and rounded off to the second decimal place:

Merger Ratio = 120,000 yen / 77,925.6385 yen (Average Share Price of Common Shares of eAccess)

“Average Share Price of Common Shares of eAccess” means the simple average of the volume weighted average price on each trading day from May 25, 2009 (inclusive) through June 5, 2009 (inclusive) at the Tokyo Stock Exchange.

(Note)
If the calculations of common shares of eAccess to be delivered by eAccess to the shareholders of ACCA in accordance with the procedures described above would result in fractional shares, eAccess will pay cash to such shareholders in accordance with the provisions of Article 234 of the Company Law and other relevant laws and ordinances.

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